UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 12, 2021

NEC Corporation

By:	/s/ Naoko Taniguchi
Name:	Naoko Taniguchi
Title:	General Manager, Legal Division

Mid-term Management Plan 2025 May 12, 2021 NEC Corporation http://www.nec.com/en/global/ir © NEC Corporation 2021Mid-term Management Plan 2025 May 12, 2021 NEC Corporation http://www.nec.com/en/global/ir © NEC Corporation 2021

1. Purpose management 2. Mid-term Management Targets 3. Strategies Business Strategies Financial Strategies 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets 3. Strategies Business Strategies Financial Strategies 4. Culture 5. Summary

1. Purpose management 2. Mid-term Management Targets 3. Strategies Business Strategies Financial Strategies 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets 3. Strategies Business Strategies Financial Strategies 4. Culture 5. Summary

Purpose Seize the Future Together We are fulfilling our Purpose by connecting digital technologies and human hopes to implement a vision of a brighter future world. Strategy Culture 5 © © N NE EC C C C o orrp po orraatt io ion n 2 2 00 22 11Purpose Seize the Future Together We are fulfilling our Purpose by connecting digital technologies and human hopes to implement a vision of a brighter future world. Strategy Culture 5 © © N NE EC C C C o orrp po orraatt io ion n 2 2 00 22 11

NEC 2030VISION

Life

Bringing people together and filling each day with inspiration

Society

Nurturing prosperous cities with inclusive and harmonious societies

Creating sustainable societies by shaping new industries and workstyles

Sharing hopes that transcend time, space, and generational boundaries

Environment

Living harmoniously with the earth to secure the future

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NEC 2030VISION Environment Living harmoniously with the earth to secure the future Realization of a decarbonized society Implementation of global warming countermeasures Guaranteeing food and water security 7 © NEC Corporation 2021NEC 2030VISION Environment Living harmoniously with the earth to secure the future Realization of a decarbonized society Implementation of global warming countermeasures Guaranteeing food and water security 7 © NEC Corporation 2021

NEC 2030VISION

Society **Nurturing prosperous cities with inclusive and harmonious societies**

Creating sustainable societies by shaping new industries and workstyles

Sharing hopes that transcend time, space, and generational boundaries

Democratization of data use / Cities without traffic congestion and accidents

Government services from the consumer‘s perspective / Social stability

Free and equal communication services / Safe and secure cyberspace

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NEC 2030VISION Life Bringing people together and filling each day with inspiration Fostering mental and physical well-being and long life Improvement of lifestyle Free and open learning opportunities 9 © NEC Corporation 2021NEC 2030VISION Life Bringing people together and filling each day with inspiration Fostering mental and physical well-being and long life Improvement of lifestyle Free and open learning opportunities 9 © NEC Corporation 2021

1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary

1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary

NEC's current situation: Looking Back on 2020 Mid-term Management Plan

Achieved 6.0% OP ratio by improving our execution capability and ensuring profitability that enabled continuing investments in our growth

Global growth and further improving the profitability of our business in Japan

Reform of profit structure

- Implementation of career transition support measures
- Energy business scale-down, joint venture for display business
- NEC Platforms production structure optimization, Tsukuba Research Laboratories sell off

Achievement of growth

- Acquisition of KMD, Avaloq
- Strategic alliance with NTT, Rakuten
- DX business creation, establishment of digital platforms/offerings

Restructuring of execution capabilities

- Establishment of dotData, NEC X; entry to drug discovery business
- NEC Way revision, corporate officer contract agreement, appointment of persons from outside



Revenue
(Billions of Yen)
2,844.4
2,994.0
Adjusted
OP ratio
2.5%
6.0%
FY2017
FY2020

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Mid-term Management Targets (1/2) Purpose Strategy Culture EBITDA Growth rate: 9% Annual average 50% Engagement score (FY2020-25) (FY2025) Accelerate global growth and business Transformation to a company that transformation in Japan by leveraging pursues innovation and brings together strengths in technology diverse human resources under the NEC Way (common values) Maximizing long-term profit and “Employer of Choice” Optimizing short-term profit 13 © NEC Corporation 2021Mid-term Management Targets (1/2) Purpose Strategy Culture EBITDA Growth rate: 9% Annual average 50% Engagement score (FY2020-25) (FY2025) Accelerate global growth and business Transformation to a company that transformation in Japan by leveraging pursues innovation and brings together strengths in technology diverse human resources under the NEC Way (common values) Maximizing long-term profit and “Employer of Choice” Optimizing short-term profit 13 © NEC Corporation 2021

Mid-term Management Targets (2/2) (Billions of Yen) FY2020 Results FY2025 Targets Revenue 2,994.0 3,500.0 (Growth rate from FY2020) - 3.2% Adjusted Operating Profit 178.2 300.0 (Revenue %) 6.0% 8.6% Adjusted Net profit 149.6 185.0 (Revenue %) 5.0% 5.3% *1 EBITDA 295.8 450.0 (Revenue %) 9.9% 12.9% *2 ROIC 4.7% 6.5% *1：EBITDA=Gross Proﬁt ― SGA expenses ＋ Depreciation/amortization *2：ROIC＝(Unadjusted operating income ― Deemed corporate tax <30.5%>）÷（Term-end interest-bearing debt ＋ Term-end net assets <Including minority interest>） 14 © NEC Corporation 2021Mid-term Management Targets (2/2) (Billions of Yen) FY2020 Results FY2025 Targets Revenue 2,994.0 3,500.0 (Growth rate from FY2020) - 3.2% Adjusted Operating Profit 178.2 300.0 (Revenue %) 6.0% 8.6% Adjusted Net profit 149.6 185.0 (Revenue %) 5.0% 5.3% *1 EBITDA 295.8 450.0 (Revenue %) 9.9% 12.9% *2 ROIC 4.7% 6.5% *1：EBITDA=Gross Proﬁt ― SGA expenses ＋ Depreciation/amortization *2：ROIC＝(Unadjusted operating income ― Deemed corporate tax <30.5%>）÷（Term-end interest-bearing debt ＋ Term-end net assets <Including minority interest>） 14 © NEC Corporation 2021

1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary

NEC's Growth Model

Achieve growth by providing customer value through NEC technology, focusing on our two global business pillars of DG/DX and 5G, and transforming our IT business in Japan



DIGITAL GOVERNMENT
DIGITAL FINANCE
GLOBAL 5G
Strong Focus
Biometrics
AI
5G/TOMS
Cloud
+ M&A
Security
R&D
Public & Communication Infrastructure
CORE DX
IT SERVICES & PRODUCTS
Transformation

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Achieve earnings growth through both growth businesses and base businesses

Revenue

3,500.0 billion Yen

Compared to FY2020 +506.0 billion Yen)



Component ratio of growth business 12.7%
Component ratio of growth business 32.9%
Growth business*1*2
DG / DF
Global 5G
Core DX
Future growth business
Base business*1
FY2020
FY2025

*1 Growth business, base business, and others are different from the current business segments.
*2 DG/DF (Digital Government/Digital Finance)...Page19, Global 5G...Page 20
Core DX...Page 23-25, Future Growth Businesses...Page 28-30

Adjusted Operating Profit

300.0 billion Yen

(Compared to FY2020 +147.3 billion Yen)*3



OP ratio 8.6%
OP ratio 5.1%*3
Growth business
Base business
FY2020
FY2025
Others*4

*3 Excluding "Other income/loss" in the statement of profit or loss
*4 Including risks

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EBITDA Growth Drivers



(Billions of Yen)
295.8
EBITDA
*1
Depreciation/ amortization, etc.
*2
152.7
Adjusted Operating Profit
Base business
Growth business
DG/DF
Global 5 G
Core DX
*3
Others
300.0
Adjusted Operating Profit
Depreciation/ amortization, etc.
450.0
EBITDA
EBITDA Growth Rate Annual Average
9%
FY2020
FY2025

*1 "Depreciation/amortization, etc." is Depreciation/amortization - adjustment (difference between Adjusted Operating Profit and Operating Profit)
*2 FY2020 figures exclude "Other income/loss" in the income statement
*3 "Others" include future growth businesses(Page28-30), R&D cost increase, risks, etc.

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Digital Government/ Digital Finance

Growth

Transform into a top-class Vertical SaaS[*1] vendor in the global DG/DF market

*1 SaaS for specific industry

Mid-term targets



(Billions of Yen)
300.0
193.1
Revenue CAGR 4%*2
210.0
125.1
20%
EBITDA margin
17%
12%
Adjusted OP ratio
4%
(Total)
(Acquired companies)
FY2020
(Total)
(Acquired companies)
FY2025

*2 CAGR is pro forma based

Acquired companies' assets

- Software
- SaaS Platform

NEC's assets

- Technology (Biometrics/AI)
- Engineering capability

Stabilization by remodeling business foundations, including three recently acquired companies

- Ensure organic growth in the European market
  + Cross-selling/Bolt-on M&A
- Expand footprint in APAC market
- Streamline operations by leveraging offshore development in India, etc.

Earnest pursuit of business synergy and creation of new growth areas

- Further capitalize on digital ID to expand in the government and finance segments
- Acquire new business opportunities from customers in different industries

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Global 5G Business

Growth

Aim for 20% market share in the Open-RAN market in 2030, including expansion in the Japanese market from primarily a base station hardware provider to a full software and hardware solution provider.

Mid-term targets



(Billions of Yen)
190.0*1
Revenue CAGR 35%
41.7*1
10%
Adjusted OP ratio
FY2020
FY2025
-31%*2

*1 Netcracker is not included
*2 Excluding strategic expenses, Profit ratio above segment(Network Services) level

Establishment of Open-RAN vendor position in overseas market ~ 2022

Phase 1

- Globally deploy world-first commercial achievements from alliances with NTT and Rakuten
- RU*3 reduces TCO*4 significantly through small size, light weight, and low power consumption
- Communication quality achieved through superior full digital beamforming technology and digital coordination technology between distributed antenna elements

Expansion of SW/service business segments and acquisition of profit sources ~ 2025

Phase 2

- Shift profit focus from HW to SW licensing by incorporating E2E*5 Open-RAN solutions*6, BSS*7 and applications
- Private 5G aims to improve profits by providing service-based solutions to achieve high profits and recurring revenue

*3 RU: Radio Unit *4 TCO: Total Cost of Ownership *5 E2E: End to End
*6 RU, CU/DU, Core, Orchestration/Operation Support Systems *7 BSS: Business Support Systems

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M&A Accomplishments and Future Direction

Growth

Continue to pursue M&A*1 focused on areas of growth and aiming to generate global synergies

M&A accomplishments before FY2010 (≥10B JPY)

Company	Year / Amount*2	IRR*3
ABeam Consulting®	FY2005 30.0B JPY	
Netcracker (An NEC Company)	FY2008 430M USD*4	

20%
10%
0%
(a)
(b)

20%
10%
0%
(a)
(b)

Recent M&A accomplishments (≥10B JPY)

Company	Year / Amount	EBITDA margin
northgate PUBLIC SERVICES (An NEC Company)	FY2017 475M GBP	
KMD (An NEC Company)	FY2018 8.0B DKK	

30.0%
20.0%
10.0%
0.0%
FY2017
FY2020

30.0%
20.0%
10.0%
0.0%
FY2018
FY2020

*1 Other than above 4 companies, 3 M&As were implemented from FY2005 (CSG, 2012, 227.5M AUD; A123, 2014, 100M USD; Avaloq, 2020, 2.05B CHF)
*2 Year refers to first FY; amount refers to total
*3 Reference value (a) excludes corporate value; reference value (b) includes corporate value (Computed from time of acquisition to present)
*4 430M USD for Netcracker is only for its stock acquisition cost. IRR is computed by including loan from NEC to NC.

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Japan IT Business/ Social Infrastructure Business

Base **Growth**

- Transformation(DX) of Japan IT Business
- Maintain and develop Social Infrastructure Business
- Improve profitability of Base Businesses



Japan IT Business
Social Infrastructure Business
Growth
Core DX Business
Transformation
Base
High, medium profits
Low profits



Adjusted OP ratio
15.0%
5.0%
0
-5.0%
Core DX FY2025
High, medium profit Business FY2025
High, medium profit Business FY2020
Low profit Business FY2025
Low profit Business FY2020
Core DX FY2020
1,000
2,000
3,000
Revenue (Billions of Yen)

*The size of the bubble is the amount of adjusted operating income

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Transformation of IT Business (DX) in Japan

Base | Growth

From Customized Vertical to Cross Industry solutions: Transform base business by leveraging Core DX Business

Improve Japan IT business OP ratio from 8% to 13% (FY2020→2025)


Customized Vertical Solutions
Industry/ customer
Industry/ customer
Industry/ customer
Individual SI
NEC products
Other company products
Technology
Transformation
Cross Industry Solutions
Industry/ customer
Industry/ customer
Industry/ customer
4 New business opportunities (Social, enterprise transformation)
Digital government
Smart Cities
Infrastructure-collaborative mobility
Core DX Business
1 From consulting to delivery
2 ICT Common Infrastructure Technologies and Offerings
3 Hybrid IT (Cloud/DC*/On-Premises)
* DC: Data Center
R&D
Engineering capability
Assets acquired by M&A NPS/KMD/Avaloq
Inbound

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Transformation of IT Business (DX) in Japan

Base | Growth

Core DX Business



Mid-term targets
(Billions of Yen)
570.0
Revenue
CAGR
32%
141.0
13%
Adjusted
OP ratio
FY2020
FY2025
-3%

1 Expand our value proposition through a comprehensive approach encompassing consulting to delivery

- Expanding value through the combination of ABeam's approximately 5,000 consultants and delivery capabilities
- Strengthen and expand internal consulting and DX human resources, including ABeam
- Reach out to CxOs and end-user departments of customers

2 Price strategy and gross profit improvement through common ICT platform technologies and offerings*1

- Create platforms (common ICT infrastructures) from NEC's strong technologies that deliver both cost efficient and high margin solutions
- Improve profitability by developing offerings and pricing based on value provision

*1: Offering: Standardize the product and service configuration, overall price, contract, delivery, operation and maintenance services, proposal methods, etc. necessary to solve customer's issues

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Transformation of Japan IT Business (DX)

Base **Growth**

Core DX Business

Mid-term targets


(Billions of Yen)
570.0
Revenue CAGR 32%
141.0
12%
Adjusted OP ratio
FY2020
FY2025
-3%

3 Strengthen competitiveness through hybrid IT (cloud / DC/ On-Premises) alliances and in-house optimization

- Combine mega-cloud and NEC's cloud through global strategic collaboration with AWS (Amazon)/Azure (Microsoft) to strengthen multi-cloud provision capability
- Provide highly secure cloud through company-owned DC/cloud for digital government

4 New business opportunities(Social, enterprise transformation) Expand the DX domain by leveraging the implementation capabilities of "technology/policy linkage/E2E*

- Digital government: Steady promotion of DX in national and local governments, accelerated by the creation of the Japan Digital Agency
  Expanding the provision of services from the citizen's perspective
- Smart Cities: Data-driven based city management transformation
- Infrastructure-collaborative mobility: Government policy coordination, roads with 5G-capable traffic signal management, and become a core of smart cities

* End to End

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Maintenance and Development of Social Infrastructure Business

Base

Maintain and develop deep domain knowledge based on long-term customer relationships and provide a full layer of value in sensing/NW/IT

- **Co-create future concepts for customers based on domain knowledge of public infrastructure, space, defense, network, and other segments, and provide solutions over the long term as a partner in protecting the safety and security of social infrastructure**
- **Construct and operate mission-critical infrastructure by combining highly functional and absolutely reliable technologies that can withstand harsh environments**
- **Ensure continued technological capability and deploy strengths in cutting-edge technologies and development. Carry out role in continually creating sources of competitiveness.**

Network	Security	Robotics
Highly efficient, highly available, and flexible communications	Secure communication technologies underpinning social infrastructures	Highly accurate and stable operation and control technologies
Software-defined radio Laser communication	Quantum Cryptography Privacy-Preserving Data-Analytics	Drone/unmanned aircraft control Air traffic control

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Improve Profitability of Base Business

Base

Maintain profitability above our competitors for our high- and medium-profit base businesses
Improve profitability by establishing a monitoring system for low-profit businesses

Low-profit business monitoring system

Strategy formulation → Implementation, evaluation → Reaping of results

FY2020 2H:
- Setting hurdle rate
- Formulation of turnaround plan
- Implementation of investments to carry out plans
- Review of business portfolio
- Exit/resource allocation from under-performing business to key segments

End of FY2025
- Achievement of target levels



Adjusted OP ratio
15.0%
10.0%
5.0%
0
1,000
2,000
3,000
Revenue (Billions of Yen)
High, medium profit Business FY2025
Low profit Business FY2025
High, medium profit Business FY2020
Low profit Business FY2020

*The size of the bubble is the amount of adjusted operating income

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Creation of future growth businesses

Growth

Create growth businesses that will realize the NEC 2030VISION with strong technologies and inbound innovation

Accelerate business development through fusion of R&D and business development

Disruptive technologies

Unique technologies that could disrupt current business models (Privacy-Preserving Data-Analytics)

Defense technologies (Quantum Cryptography, Laser communication, etc.)

Inbound Innovation

Overseas business models and industry-specific knowhow

Collaboration with advanced customers, research institutions, and venture capital

New business development knowhow

dotData, AI-based drug discovery, and other new business development achievements

Business development methods*1 utilizing internal and external capital

NEC 2030VISION



Life
Society
Environment

*1 Carve-out, M&A, spin-in/spin-out, crowdfunding,.

Exploration of Implementation areas

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Bringing people together and filling each day with inspiration

Future Growth Aimed at Social Value Creation: Healthcare and Life Science

Leverage AI and other strong technologies to expand our healthcare and life science business segment including advanced personalized therapies, integrated hospital services, and life support solutions

FY2030 NEC Healthcare Business Value: 500.0 billion Yen*1

Deliver healthcare tailored to people's health conditions	AI-based analysis of endoscopic images Sales launch in Japan and Europe	Electronic medical records and ordering system
Draw close to each person's daily life	Monitoring and provision of advice based on gait conditions from insoles equipped with gait analysis	Visualization of health conditions and disease risks from minimal blood protein
Support personalized healthcare with science	Start of clinical trials on personalized neoantigen vaccines in 2019	Design of vaccines against novel coronavirus

*1 Calculated using both the comparable company method and the DCF method based on a target for 2030 (sales revenue of 100.0 billion yen).

Living life to the fullest

- Overcome diseases
- Prevent illness
- Lack for want
- Mental and physical wellness

Healthcare industry 33.0 trillion Yen*2

*2 SOURCE: Future Direction of the Next Generation Healthcare Industry Council (published by the Ministry of Economy, Trade and Industry, 2018)
Market size is an estimate of the Japan market in 2025

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Living harmoniously with the earth to secure the future

Future Growth Aimed at Social Value Creation: Carbon-Neutrality-Related Business

Foreseen expansion in power demands due to uptake of EV/all-electric housing towards achieving carbon neutrality; Realize efficiency and optimization by market-matching of surplus power generated from renewable energy

Resource aggregation business

FY2025 Business Scale 12.0 billion Yen



NEC HQ
Self-consignment
Power companies (Distributors)
Surplus Power supply
Adjusting capacity
Price
Aggregation service
Price
Regulated supply and demand market (To open in FY2021)
NEC business Locations NEC Group companies
Surplus power supply

Expansion of business

- De-carbonization management solutions
- Circular economy
- Energy management

Contribution to decarbonized society

- Uptake of renewable energy
- Improvement of resource productivity of industrial sector

CO2 reduction economic effect: 90.0 trillion Yen*

* Source: From Green Growth Strategy for Carbon Neutrality in 2050 (Ministry of Economy, Trade and Industry, published in 2020)
Market size is an estimate of the Japan market in 2030

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1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary

Financial Strategy (“Maximizing long-term profit” and “Optimizing short-term profit”) Use continuously generated cash flow to fund sustainable growth and enhance corporate value through optimal capital allocation and by building robust financial and non-financial measurement methodologies Shift from P/L management to management that also emphasizes capital efficiency ・Achieve investment returns beyond the market expectations (capital cost) Augment growth ・Continue activities to improve capital efficiency, such as CCC compression and reduction strategies of cross-shareholdings Capital allocation focusing on business growth Building of robust financial and non-financial measurement Respond to changing methodologies aimed at sustainable growth business environments ・Maintain investment capability to respond to global competitors without missing out on ・Reinforce non-financial measurement methodologies to underpin sustainable growth of opportunities the company and society 32 © NEC Corporation 2021Financial Strategy (“Maximizing long-term profit” and “Optimizing short-term profit”) Use continuously generated cash flow to fund sustainable growth and enhance corporate value through optimal capital allocation and by building robust financial and non-financial measurement methodologies Shift from P/L management to management that also emphasizes capital efficiency ・Achieve investment returns beyond the market expectations (capital cost) Augment growth ・Continue activities to improve capital efficiency, such as CCC compression and reduction strategies of cross-shareholdings Capital allocation focusing on business growth Building of robust financial and non-financial measurement Respond to changing methodologies aimed at sustainable growth business environments ・Maintain investment capability to respond to global competitors without missing out on ・Reinforce non-financial measurement methodologies to underpin sustainable growth of opportunities the company and society 32 © NEC Corporation 2021

Profit Cycle and Capital Allocation

Balance business growth in response to market expectations with maintenance and improvement of financial soundness, and enhance corporate value through cycling of profits

Sustained EBITDA growth (CAGR 9%)
- Ensure returns from proactive expense management

Manage CCC along with growth

Optimization of portfolio assets including sale of cross-shareholdings (in principle, to zero)

Use of leverage within the scope of maintaining financial soundness



Operating CF
1.3 trillion
Yen*
Investment CF
Financial CF
Revenues
Shareholder returns
Financial soundness
Base
investments
Growth
investments
Expenditures

Continue stable, long-term dividends
(Average payout ratio ca. 30%)

Increase rating level

Underpin stable growth
- Improve profitability of base business
- Business infrastructure development / human resource investment

Investment pool that takes capital efficiency into consideration
- Digital government / Digital finance
- Global 5G
- Japan IT business (core DX), etc.

* FY2021-2025 total

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Reform profit structure by aggressively investing strategic expenses

Measure and manage cost-effectiveness of proactive investments of strategic funds in growth strategies and management foundation reforms to achieve substantial progress in FY2025

Strategic expenses and expected effects (Compared to FY2020)		Strategic expense increase FY2021 (Billions of Yen)	Quantitative effects FY2025 (Billions of Yen)	Expected effects
Growth business	Development expenses	9.5	Net Adjusted OP 120.0 increase	DG/DF：Restructuring of business foundation including 3 acquired companies 5G：Service domain expansion/Open-RAN market formation
	Global structure reinforcement	7.5		Core DX：Business model transformation/ Common ICT platform development
Base business		5.0	-	Capturing of replacement demand from existing customers
Business infrastructure development/ Human resource investment		8.0	Net Adjusted OP 20.0 increase	Infrastructure: Business process/IT establishment Human resources: DX personnel reinforcement, training of next-generation leaders
Structural reforms		2.0	SGA reduction 1.5 /year	Selection and concentration of overseas base functions
		32.0	Also, additional CapEx investments of 12.5 billion Yen for the above	

FY2025 Mid-term Management Plan Period Scenario



Adjusted Operating Profit
300.0 billion Yen
*Without
FY2020
FY2022
FY2025
Seed-sowing phase
Harvesting phase

* Without finding new customers/opportunities ("seed-sowing")
(Levels are tentative)

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Reinforce non-financial measurement methodologies to underpin sustainable growth of company and society

Continuously incorporate ESG indexes as indicators of risk minimization and value maximization initiatives

	Key Theme (Materiality)	Main initiatives	FY2025 KPI
E	Climate change (De-carbonization)	1. Acceleration of environmental management towards achievement of SBT*1 1.5 degrees by 2030 2. Contribution to CO2 reduction through customer DX	1. 33.6% reduction*2 (Compared to FY2017)
S	Security AI & human rights Diverse human resources	1. Development of human resources in advanced security to handle social infrastructure 2. AI provision and utilization prioritizing respect for human rights	1. Doubling of internationally certified personnel 2. Incorporated initiatives based on the AI and Human Rights Principles
G	Corporate governance Supply chain sustainability Compliance	1. Further improvement of transparency of corporate governance 2. Strengthening of collaboration with suppliers from a human rights/environmental perspective 3. Eradication of serious compliance incidents	2. Suppliers agreeing to procurement guidelines: 75%*3 3. No. of serious incidents: 0

*1 Science-based target *2 Scope 1, 2 *3 Ratio based on procurement amount

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1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary

Transformation of Culture and how we work Transformation to a company that pursues innovation and brings together diverse and talented people under the NEC Way (common values) “Employer of Choice” Engagement Score 50% * (FY2020 25%) FY2025 Target Transformation Establishment of Creating a shared vision for of people and business 1 2 3 a brighter future culture infrastructure *Based on the Kincentric Survey of a 50% score which is a Tier 1 Level and in the Global top 25 Percentile 37 © NEC Corporation 2021Transformation of Culture and how we work Transformation to a company that pursues innovation and brings together diverse and talented people under the NEC Way (common values) “Employer of Choice” Engagement Score 50% * (FY2020 25%) FY2025 Target Transformation Establishment of Creating a shared vision for of people and business 1 2 3 a brighter future culture infrastructure *Based on the Kincentric Survey of a 50% score which is a Tier 1 Level and in the Global top 25 Percentile 37 © NEC Corporation 2021

1 Transformation of People and Culture

Bolster diversity as the source of innovation and implement workstyle reforms supporting diverse talents

Active participation of diverse talents

20%* Women/ Non- Japanese Officers

20%* Women managers

FY2025 Target

* Target values are for NEC HQ alone

Reform of workstyle mindset

Transforming Office Space to Communication/collaboration Space

- **Location-free** – Productivity improvement
- **Office** – Communication hub
- **NEC Digital Workplace**
- **Co-creation Space** – Creation of innovations

Right person, right timing, right role

Functional Excellence

Talent management

Leadership development, talent development (esp. DX)

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2 Establishment of Business Infrastructure

Create a Transformation Office directly under the CEO that establishes a new foundation for how we work and generates competitiveness

Reforms in 3 domains: business process, systems, and IT

Major initiatives to date

- Start of work-from-home (IT+ systems) 2000～
- Unification of in-house mission- critical systems 2008～
- Shift to shared services for corporate staff operations 2014～
- Simplification and digitalization of approval process 2015～
- Smart Work (IT+ systems) 2019～

Initiatives under the new MTP

- **Cloud transition of company-wide mission-critical systems** (HR, procurement, etc.)
- **Integrated redesign of processes, systems, and IT**
- **Enhancement of data-driven management** (AI utilization, data structure optimization)

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3 **Creating shared vision for brighter future with our customers**

Dissemination of the future vision for society as a market leader and creation of new customer value

Full-scale launch of Thought Leadership activities

- **Refine our future vision based on social/market insights**
- **Dissemination of social system innovations**
- **Strengthen general research capability and collaborate with other thought leaders**

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1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary1. Purpose management 2. Mid-term Management Targets Purpose 3. Strategies Business Strategies Financial Strategies Strategy Culture 4. Culture 5. Summary

Purpose Strategy Culture EBITDA Growth Rate Annual Average: 9% Engagement Score: 50% NEC’s Growth Model Transformation of people and culture Maximizing long-term profit“ Establishment of business infrastructure and Optimizing short-term profit Creating shared vision for brighter future with Non-financial measurement methodologies to customers underpin sustainable growth 42 © NEC Corporation 2021Purpose Strategy Culture EBITDA Growth Rate Annual Average: 9% Engagement Score: 50% NEC’s Growth Model Transformation of people and culture Maximizing long-term profit“ Establishment of business infrastructure and Optimizing short-term profit Creating shared vision for brighter future with Non-financial measurement methodologies to customers underpin sustainable growth 42 © NEC Corporation 2021

Cautionary Statement with Respect to Forward-Looking Statements <Cautionary Statement with Respect to financial statements as of and for the fiscal year ended March 31, 2021 Statements> As of the date of this material, audit on our financial statements as of and for the fiscal year ended March 31, 2021 in accordance with the Financial Instruments and Exchange Act has not been completed, and the financial information as of and for such fiscal year included herein is so unaudited. <Cautionary Statement with Respect to Forward-Looking Statements> This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the forward-looking statements ). The forward-looking statements are made based on information currently available to the Company and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors. The factors that may influence the operating results include, but are not limited to, the following: ・ adverse economic conditions in Japan or internationally; ・ foreign currency exchange and interest rate risks; ・ changes in the markets in which the NEC Group operates; ・ the recent outbreak of the novel coronavirus; ・ potential inability to achieve the goals in the NEC Group's medium-term management plan; ・ fluctuations in the NEC Group's revenue and profitability from period to period; ・ difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations; ・ potential deterioration in the NEC Group's relationships with strategic partners or problems relating to their products or services; ・ difficulty achieving the NEC Group's growth strategies outside Japan; ・ potential inability to keep pace with rapid technological advancements in the NEC Group's industry and to commercialize new technologies; ・ intense competition in the markets in which the NEC Group operates; ・ risks relating to the NEC Group's concentrated customer base; ・ difficulties with respect to new businesses; ・ potential failures in the products and services the NEC Group provides; ・ potential failure to procure components, equipment or other supplies; ・ difficulties protecting the NEC Group's intellectual property rights; ・ potential inability to obtain certain intellectual property licenses; ・ the NEC Group's customers may encounter financial difficulties; ・ difficulty attracting, hiring and retaining skilled personnel; ・ difficulty obtaining additional financing to meet the NEC Group's funding needs; ・ potential failure of internal controls; ・ potentially costly and time-consuming legal proceedings; ・ risks related to regulatory change and uncertainty; ・ risks related to environmental laws and regulations; ・ information security and data protection concerns and restrictions; ・ potential changes in effective tax rates or deferred tax assets, or adverse tax examinations; ・ risks related to corporate governance and social responsibility requirements; ・ risks related to natural disasters, public health issues, armed hostilities and terrorism; ・ risks related to the NEC Group's pension assets and defined benefit obligations; and ・ risks related to impairment losses with regard to goodwill. The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties arise from time to time, and it is impossible for NEC to predict the occurrence of these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note: In this presentation, the accounting periods of the fiscal years for March 31, 2021 and 2026 were referred to FY2020 , FY2025 respectively. Any other fiscal years would be referred similarly. 43 © NEC Corporation 2021Cautionary Statement with Respect to Forward-Looking Statements <Cautionary Statement with Respect to financial statements as of and for the fiscal year ended March 31, 2021 Statements> As of the date of this material, audit on our financial statements as of and for the fiscal year ended March 31, 2021 in accordance with the Financial Instruments and Exchange Act has not been completed, and the financial information as of and for such fiscal year included herein is so unaudited. <Cautionary Statement with Respect to Forward-Looking Statements> This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the forward-looking statements ). The forward-looking statements are made based on information currently available to the Company and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors. The factors that may influence the operating results include, but are not limited to, the following: ・ adverse economic conditions in Japan or internationally; ・ foreign currency exchange and interest rate risks; ・ changes in the markets in which the NEC Group operates; ・ the recent outbreak of the novel coronavirus; ・ potential inability to achieve the goals in the NEC Group's medium-term management plan; ・ fluctuations in the NEC Group's revenue and profitability from period to period; ・ difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations; ・ potential deterioration in the NEC Group's relationships with strategic partners or problems relating to their products or services; ・ difficulty achieving the NEC Group's growth strategies outside Japan; ・ potential inability to keep pace with rapid technological advancements in the NEC Group's industry and to commercialize new technologies; ・ intense competition in the markets in which the NEC Group operates; ・ risks relating to the NEC Group's concentrated customer base; ・ difficulties with respect to new businesses; ・ potential failures in the products and services the NEC Group provides; ・ potential failure to procure components, equipment or other supplies; ・ difficulties protecting the NEC Group's intellectual property rights; ・ potential inability to obtain certain intellectual property licenses; ・ the NEC Group's customers may encounter financial difficulties; ・ difficulty attracting, hiring and retaining skilled personnel; ・ difficulty obtaining additional financing to meet the NEC Group's funding needs; ・ potential failure of internal controls; ・ potentially costly and time-consuming legal proceedings; ・ risks related to regulatory change and uncertainty; ・ risks related to environmental laws and regulations; ・ information security and data protection concerns and restrictions; ・ potential changes in effective tax rates or deferred tax assets, or adverse tax examinations; ・ risks related to corporate governance and social responsibility requirements; ・ risks related to natural disasters, public health issues, armed hostilities and terrorism; ・ risks related to the NEC Group's pension assets and defined benefit obligations; and ・ risks related to impairment losses with regard to goodwill. The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties arise from time to time, and it is impossible for NEC to predict the occurrence of these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note: In this presentation, the accounting periods of the fiscal years for March 31, 2021 and 2026 were referred to FY2020 , FY2025 respectively. Any other fiscal years would be referred similarly. 43 © NEC Corporation 2021

AppendixAppendix

Reference Information: Segment Information

◆ Relationship of targets and growth businesses in FY2020 by segment

		Public Solutions	Public Infrastructure	Enterprise	Network Services	Global Business	Others
CAGR from FY2020 to FY2025		About 0%~1%	Flat	About 1%~5%	About 3%~8%	About 4%~6%	–
FY2025 Targets: Estimated Adjusted OP ratio		About 10%	About 10%	About 13%	About 10%	About 11%	–
Growth Business	Digital Government/ Digital Finance	X	X	X		X	
	Global 5G				X		
	IT business transformation in Japan	X	X	X	X		
	Future growth business creation						X

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Results of stockholder returns: NEC’s stock price vs TOPIX NEC TOPIX 250 NEC：+106% 200 150 TOPIX：+5% 100 50 0 47 © NEC Corporation 2021Results of stockholder returns: NEC’s stock price vs TOPIX NEC TOPIX 250 NEC：+106% 200 150 TOPIX：+5% 100 50 0 47 © NEC Corporation 2021

Track Record of Business Portfolio Transformation n Acquisition of key segments 2018/2 2019/2 2019/7 2020/12 n Northgaten KMDn Oncolmmunityn Avaloq Public Services 2018 2019 2020 2019/3 2019/4 2020/6 n Lithium-ion Battery Businessn Lighting Business p Storage Battery (NEC Energy Devices, Ltd.) (NEC Lighting, Ltd.) Business (NEC Energy Solutions Inc.) 2020/6 n Optical Business (Showa Optronics Co., Ltd.) n Sale/withdrawal of underperforming business (Completed) 2020/11 n Display Business p Sale/withdrawal of underperforming (NEC Display Solutions, Ltd.) business (Planned) 48 © NEC Corporation 2021Track Record of Business Portfolio Transformation n Acquisition of key segments 2018/2 2019/2 2019/7 2020/12 n Northgaten KMDn Oncolmmunityn Avaloq Public Services 2018 2019 2020 2019/3 2019/4 2020/6 n Lithium-ion Battery Businessn Lighting Business p Storage Battery (NEC Energy Devices, Ltd.) (NEC Lighting, Ltd.) Business (NEC Energy Solutions Inc.) 2020/6 n Optical Business (Showa Optronics Co., Ltd.) n Sale/withdrawal of underperforming business (Completed) 2020/11 n Display Business p Sale/withdrawal of underperforming (NEC Display Solutions, Ltd.) business (Planned) 48 © NEC Corporation 2021